Filed by Colonial Properties Trust Pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Cornerstone Realty Income Trust, Inc.
Commission File No.: 001-12875

Colonial Properties Trust and Cornerstone Realty Income Trust, Inc. Announce Merger October 25, 2004

Forward Looking Statements "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, these supplemental financial highlights contain forward- looking statements regarding Company and property performance, and are based on the Company's current expectations and judgment. Actual results could vary materially depending on risks and uncertainties inherent to general and local real estate conditions, competitive factors specific to markets in which the Company operates, legislative or other regulatory decisions, future interest rate levels or capital markets conditions. The Company assumes no liability to update this information. For more details, please refer to the Company's SEC filings, including its most recent Annual Report on Form 10-K and quarterly reports on Form 10-Q.

Table of Contents Page Transaction Overview ................................................................................ 4 Strategic Rationale ..................................................................................... 7 Overview of Cornerstone ........................................................................... 12 Pro Forma Financial Considerations .......................................................... 14 Appendix Summary of Transaction Terms ............................................................... 16 Timeline To Closing..................................................................................... 18

Transaction Overview Colonial Properties Trust (NYSE: CLP) ("Colonial Properties") will acquire Cornerstone Realty Income Trust (NYSE: TCR) ("Cornerstone") Creates a combined company with a total enterprise value in excess of $5 billion (1) Transaction achieves key elements of Colonial Properties' strategic business plan Significantly enhances geographic diversification in high growth markets Earnings upside through increased exposure to multifamily Cornerstone is a multifamily REIT with properties throughout the Sunbelt region of the U.S. 87 properties comprising approximately 23,000 units Located in Virginia, North Carolina, Texas, Georgia, and South Carolina Pro forma as of 9/30/04.

Transaction Overview

Transaction Overview Accretive to 2005 Funds from Operations 9/30/04 pro forma leverage increases to approximately 51% (1) Key valuation statistics: Implied price per unit of ~$67,000 (2) Implied capitalization rate of 6.3% based on 2005E NOI (2)(3) Net debt / total market capitalization. Based on aggregate purchase price of $1.5 billion, including transaction costs and debt mark-to-market adjustments. NOI net of management fee (3% of revenues) and capex reserve of approximately $300 per unit. Transaction costs include $10 million of deferred capex.

Strategic Rationale Achieves key elements of strategic plan Shifts portfolio from retail and office to multifamily in a single transaction Provides geographic diversification in high growth Sunbelt markets Increases operating scale and allows Colonial Properties to fully leverage its existing multifamily expertise Creates upside potential through occupancy and rental rate growth, as well as increased acquisition and development opportunities in new markets

Strategic Rationale Pre-Transaction (2004E NOI) (1)(2) Post Transaction (2005E NOI) (2) Geographic diversification resulting in increased presence in high growth markets Raises multifamily profile Includes nine months of actual results (through September 2004) and three months of forecasted results. Includes pro-rata NOI from dispositions, development, and acquisitions, including effect of planned regional mall sales. Excludes speculative dispositions, development, and acquisitions.

Strategic Rationale The acquisition leads to a more geographically diversified NOI stream within the multifamily division Limited market overlap - broader geographic mix Colonial Properties Multifamily 2005E NOI by Market (1) Colonial Properties Cornerstone Pro Forma Includes pro-rata NOI from dispositions, development, and acquisitions. Excludes speculative dispositions, development, and acquisitions.

Cornerstone's markets are projected to outperform the national average 85.3% of Cornerstone's 2005E NOI is expected to come from markets ranking in the top 20% in household formation growth from 2004-2009 (1) Strategic Rationale Based on top 362 MSAs in U.S. Source: Woods & Poole Economics, Inc. Based on absolute change from 2004-2009. Projected Population Growth (2) 2004-2009 Projected Employment Growth (2) 2004-2009 Projected Household Formation Growth (2) 2004-2009

The combined company will own and manage approximately 47,000 multifamily units, making it one of the largest public owners of Sunbelt multifamily properties Provides entry into high growth markets and establishes new growth platforms Strategic Rationale (Indicates % of pro forma 2005E NOI of top 6 combined markets) Colonial Properties assets Cornerstone assets Dallas/Ft. Worth 11.5% Atlanta 10.1% Charlotte 6.3% Raleigh/Durham 7.6% Orlando 9.5% Birmingham 7.5%

Overview of Cornerstone Cornerstone was initially capitalized in 1992 and publicly listed in April 1997 Enterprise Value of $1.4 billion Portfolio of 87 properties with approximately 23,000 units Properties located in Virginia, North Carolina, Texas, Georgia, and South Carolina Economic occupancy of 90% as of 6/30/04

2004E NOI by State (1)(2) 2004E NOI by City (1)(2)(3) Overview of Cornerstone Note: Dollars in thousands. Excludes NOI from development and acquisitions. NOI includes nine months of actual results (through September 2004) and three months of forecasted results. Other markets include: Asheville, Charlottesville, Wilmington, Washington, D.C., Austin, Myrtle Beach, and San Antonio.

Pro Forma Financial Considerations Accretive to 2005 FFO Estimated G&A synergies of $3.2 million Colonial Properties intends to maintain its current dividend policy 2005 FFO payout ratio is expected to decrease to approximately 71% Pro forma 9/30/04 total enterprise value increases from $3.6 billion to $5.1 billion 2004 pro forma fixed charge coverage ratio of 2.0x Creates upside potential through occupancy and rental rate growth, as well as increased acquisition and development opportunities in new markets Committed to maintaining its investment grade ratings by reducing near term leverage principally through asset sales and joint ventures Note: 75% stock and 25% preferred merger election has been assumed.

Appendix

Summary of Transaction Terms

Summary of Transaction Terms

Timeline To Closing Event Announce Merger File SEC Disclosure and Proxy Materials Receive SEC Comments Clear SEC Comments Deliver Proxy to Shareholders Close Merger Anticipated Date October 25, 2004 Mid November, 2004 Mid December, 2004 Early January, 2005 Mid January, 2005 Mid February - Early March, 2005

Additional Information about the Merger and Where to Find It In connection with the proposed merger of Cornerstone Realty Income Trust, Inc. with and into Colonial Properties Trust, Cornerstone and Colonial intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CORNERSTONE AND COLONIAL ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CORNERSTONE, COLONIAL AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Cornerstone and Colonial with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Colonial by directing a written request to Colonial Properties Trust, 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, Attention: Investor Relations, and free copies of the documents filed with the SEC by Cornerstone by directing a written request to Cornerstone Realty Income Trust, Inc., 306 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger. Cornerstone, Colonial and their respective executive officers, trustees and directors may be deemed to be participants in the solicitation of proxies from the security holders of Cornerstone and Colonial in connection with the merger. Information about those executive officers and directors of Cornerstone and their ownership of Cornerstone common shares is set forth in the proxy statement for Cornerstone's 2004 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2004. Information about the executive officers and trustees of Colonial and their ownership of Colonial common stock and limited partnership units in Colonial Realty Limited Partnership is set forth in the proxy statement for Colonial's 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Cornerstone, Colonial and their respective executive officers, trustees and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.